UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On May 8, 2026, SMX (Security Matters) Public Limited Company’s (the “Company”) filed a Form 6-K (the “Form 6-K”) related to the reverse stock split that went effective on May 11, 2026. The Form 6-K is being amended to incorporate by reference the information set forth in the Form 6-K into the registration statements on Form F-3 (File Numbers 333-294122 and 333-293520) and Form S-8 (File Numbers 333-288722, 333290452 and 333-294122) of the Company (including any prospectuses forming a part of such registration statements).

Upon the opening of business on May 11, 2026, SMX (Security Matters) Public Limited Company’s (the “Company”) ordinary shares will begin trading on the Nasdaq Capital Market (“Nasdaq”) on a post-reverse stock split basis under the current symbol “SMX”. The new CUSIP number of the Company’s ordinary shares will be G8267K190 and the new ISIN code will be IE0008D7EWV5.

On May 2, 2025, the Company’s Shareholders approved a proposal to amend the Company’s constitution to allow the Company’s Board of Director’s to consolidate and/or divide all or any of the Company’s classes of shares as the Board of Directors sees fit. As such, Shareholder approval was not required to effect the reverse stock split.

The Company’s Board of Directors’ fixed the split ratio at 20:1, every 20 ordinary shares of the Company with a nominal value of $0.00000000012219451015625 per share will be automatically combined into one (1) ordinary share with a nominal value of $0.000000002443890203125 per share.

The Reverse Stock Split will reduce the number of outstanding shares of the Company from approximately 12 million to 614,000 and will affect all outstanding ordinary shares. Every 20 outstanding ordinary shares will be combined into and automatically become 1 post-Reverse Stock Split ordinary share. No fractional shares will be issued in connection with the reverse stock split. Instead, the Company will aggregate the fractional entitlements of shareholders who otherwise would be entitled to receive fractional shares because they hold a number of ordinary shares not evenly divisible by 20 ordinary shares pursuant to the reverse stock split or they hold less than the number of ordinary shares which should be consolidated into one ordinary share pursuant to the reverse stock split and, to the extent possible, sell such aggregated fractional ordinary shares on the basis of prevailing market prices at such time.

After the Reverse Stock Split, all outstanding Company options, warrants and other applicable convertible securities, including the Company’s warrants listed on the Nasdaq Capital Market under the symbol SMXWW which will retain its existing CUSIP number, will be proportionately adjusted in accordance with their respective terms.

In connection with the Reverse Stock Split, the Company amended the Public Limited Company Constitution of SMX (Security Matters) Public Limited Company Memorandum of Association (“Amended Constitution”) to reflect the adjustment of the par value. Attached to this report on Form 6-K (this “Report”) as Exhibit 1.1 is a copy of such Amended Constitution.

Attached to this Report as Exhibit 99.1 is a copy of the press release dated May 7, 2026 titled “SMX Announces Effective Date of Reverse Stock Split.”

The information included in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the registration statements on Form F-3 (File Numbers 333-294122 and 333-293520) and Form S-8 (File Numbers 333-288722, 333290452 and 333-294122) of the Company (including any prospectuses forming a part of such registration statements), and shall be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Number	Description
1.1	Public Limited Company Constitution of SMX (Security Matters) Public Limited Company Memorandum of Association
99.1	Press release dated May 7, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 11, 2026

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer